Resignation Letter

July 23, 2019

Taronis Technologies, Inc.
300 W. Clarendon Avenue, Suite 230
Phoenix, AZ 85013

Dear Board of Directors and Chief Executive Officer:

I hereby tender my resignation as a director of Taronis Technologies, Inc. (the "Company"), effective immediately. Thank you for the opportunity to serve on the board of directors.

Sincerely,

Ermanno Santilli